February 10, 2020

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
55 Broadway, 19th Floor
New York, NY 10006

       Re: Ideanomics, Inc.
           Registration Statement on Form S-1
           Filed February 5, 2020
           File No. 333-224382

Dear Mr. Poor:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Amendment No. 5 filed February 5, 2020

Issuance of common stock for True-Up related to purchase of the Delaware Board of Trade, page
9

1. Please disclose the number of shares that you may be required to issue in the event your common stock trades at its current price on the next lock-up date in April, 2020 pursuant to the terms of the True-Up provisions of the second securities purchase agreement with the Delaware Board of Trade (DBOT).
Recent Developments
Impairment Charge on the Company's holdings of Cryptocurrencies, page 9

2. We note in your response to comment 2 that "the Company has converted a portion of its holdings of GTB into the more widely traded and liquid Bitcoin (BTC) and Ethereum
 Alfred Poor
Ideanomics, Inc.
February 10, 2020
Page 2
      (ETH)". In light of your holdings of BTC and ETH, please explain to us the basis for your conclusion that the Company's holdings of cryptocurrency have a de minimis value.
Note 16. Earnings/ Loss per Common Share, page F-61

3. Disclose the additional securities issuable pursuant to contingent stock agreements
      (including but not limited to the DBOT security agreements with true-up provisions) that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented.
      Refer to ASC 260-10-50-1(c).
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna,
Attorney-Adviser, at (202) 551-3778 or Celeste Murphy, Legal Branch Chief, at
(202) 551-3257
with any other questions.



                                                           Sincerely,
FirstName LastNameAlfred Poor
                                                           Division of
Corporation Finance
Comapany NameIdeanomics, Inc.
                                                           Office of Technology
February 10, 2020 Page 2
cc:       William N. Haddad
FirstName LastName